February 19, 2008

Mail Stop 4561

Mr. Alexander M. Cutler
Chairman and Chief Executive Officer
Eaton Corporation
Eaton Center
1111 Superior Avenue
Cleveland, Ohio 44114-2584

      Re: Eaton Corporation
             Definitive 14A
             Filed on March 16, 2007
             File Number 001-01396

Dear Mr. Cutler:

We have reviewed your January 16, 2008 response to our comments of January 4, 2008. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3401.

             Sincerely,

             Jennifer Gowetski
             Attorney-Advisor

cc: David M. O'Loughlin *(via facsimile)*